January 26, 2022

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Victor Rivera Melendez

Re:	Aurora Technology Acquisition Corp.

Registration Statement on Form S-1

File No. 333-261753

Dear Mr. Melendez:

On January 25, 2022, the undersigned, for itself and the several underwriters, joined in the request of Aurora Technology Acquisition Corp. (the “Company”) to accelerate the effective date of the above-referenced Registration Statement so as to permit it to become effective at 5:00 p.m., Eastern Standard Time, on January 27, 2022, or as soon thereafter as practicable.

The undersigned, for itself and the several underwriters, hereby joins in the Company’s withdrawal of such request.

* * *

[Signature Page Follows]

Very truly yours,

Maxim Group LLC

By: /s/ Clifford Teller
Name: Clifford Teller
Title: Executive Managing Director, Head of Investment Banking

cc:	Lijia Sanchez, Esq., Ellenoff Grossman & Schole LLP

Ilan Katz, Esq., Dentons US LLP

[Signature Page to Underwriter’s Withdrawal Request Letter]